Exhibit 99.06

Village Farms International, Inc.

Management’s Discussion and Analysis

Year Ended December 31, 2016

March 31, 2017

Management’s Discussion and Analysis

Information is presented in thousands of United States dollars (“U.S. dollars”) unless otherwise noted.

Introduction

This management’s discussion and analysis (“MD&A”) should be read in conjunction with the annual consolidated financial statements and accompanying notes of Village Farms International, Inc. (“VFF” and, together with its subsidiaries, the “Company”), for the year ended December 31, 2016 (“the Consolidated Financial Statements”). The information provided in this MD&A is current to March 31, 2017 unless otherwise noted.

VFF is a corporation existing under the Canada Business Corporations Act. The Company’s principal operating subsidiaries at December 31, 2016 were Village Farms Canada Limited Partnership (“VFCLP”), Village Farms, L.P. (“VFLP”) and VF Clean Energy, Inc. (“VFCE”).

Basis of Presentation

The annual data included in the MD&A is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

The preparation of annual financial data requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the annual financial data, are disclosed in note 3 of the Consolidated Financial Statements.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the CEO. Based on the aggregation criteria in IFRS 8, Operating Segments, the operating segments of the Company are treated as two reporting segments.

Functional and Presentation Currency

The financial data is presented in U.S. dollars, which is the Company’s functional currency. All financial information presented in U.S. dollars has been rounded to the nearest thousand.

Business Overview

Management believes that the Company is one of the largest producers, marketers and distributors of premium-quality, greenhouse-grown tomatoes, bell peppers and cucumbers in North America. These premium products are grown in sophisticated, highly intensive agricultural greenhouse facilities located in British Columbia and Texas. The Company also markets and distributes premium tomatoes, peppers and cucumbers produced under exclusive arrangements with other greenhouse producers. The Company primarily markets and distributes under its Village Farms® brand name, primarily to retail supermarkets and dedicated fresh food distribution companies throughout the United States and Canada. It currently operates two distribution centres, one located in the United States and one in Canada. Since its inception, the Company has been guided by a sustainable agriculture policy which integrates four main goals – environmental health, economic profitability and social and economic equality. The Company, through its subsidiary VFCE, owns and operates a 7.0 MW power plant from landfill gas that generates electricity and provides thermal heat, in colder months, to one of the Company’s adjacent British Columbia greenhouse facilities and sells electricity to British Columbia Hydro and Power Authority (“BC Hydro”).

The Company embraces sustainable agriculture and environmentally-friendly growing practices by:

•

utilizing integrated pest management techniques that use “beneficial bugs” to control unwanted pests. The use of natural biological control technology keeps plants and their products virtually free of chemical agents. The process includes regular monitoring techniques for threat identification, development of appropriate, tailored response strategies and the execution of these strategies;

•	capturing rainwater from various greenhouse roofs for irrigation purposes;

•	capturing landfill gas on a long term contract from the City of Vancouver landfill to generate electricity under a long term contract with BC Hydro and thermal heat for an adjacent greenhouse;

•	recycling water and nutrients during the production process;

•	growing plants in a natural medium, including coconut fibre and rock wool, as opposed to growing in the soil and depleting nutrients; and

•	using dedicated environmental control computer systems which monitor and control virtually all aspects of the growing environment, thereby maximizing the efficient use of energy.

The Company’s assets include seven greenhouses providing approximately 950,085 square metres (or approximately 240 acres) of growing space in Canada and the United States. All of the Company’s greenhouses are constructed of glass, aluminum and steel, and are located on land owned or leased by the Company. The Company also has marketing agreements with growers in Canada, United States and Mexico that currently operate approximately 588,000 square metres (or approximately 147 acres) of growing area.

The following table outlines the Company’s greenhouse facilities:

	Growing Area
Greenhouse Facility	Square Metres	Acres	Products Grown
Marfa, TX (2 greenhouses)	234,795	60	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes
Fort Davis, TX (1 greenhouse)	156,530	40	Specialty tomatoes
Monahans, TX (1 greenhouse) (Permian Basin facility)	118,200	30	Tomatoes on-the-vine, long English cucumbers
Delta, BC (3 greenhouses)	440,560	110	Tomatoes on-the-vine, beefsteak tomatoes, specialty tomatoes

Total	950,085	240

Crop Cycles

The growing cycle at the Company’s greenhouse facilities occurs over a 14-month period.

Northern Facilities

The Canadian facilities begin their growing cycles in October of one year and extend through December of the next year. To start, seeds are purchased and sent to an external propagator in October. Meanwhile, harvesting for the previous year’s crop concludes in November or early December. These plants are removed from the greenhouse and replaced with new seedlings from the late October propagation. In early January, the pollination process begins and fruit typically begins to appear on the vines towards the end of January. The timing of growth and ripening of the fruit depends upon a number of factors, including variety and light levels, which vary from year to year. Harvesting of early varieties begins in March and reaches peak volumes during the months of June, July and August. In September, volumes begin to decrease and continue to decline until harvesting is completed in late November or early December.

Southern Facilities

The Fort Davis and Marfa facilities begin their growing cycles in May of one year and extend into July of the next year. To start, seeds are purchased and sent to an external propagator in May. Meanwhile, harvesting for the previous year’s crop concludes in late June or early July. These plants are removed from the greenhouse and replaced with the new seedlings from May’s propagation. In August, the pollination process begins and fruit typically begins to appear on the vines. The timing of growth and ripening of the fruit depends on the variety of the fruit. Harvesting begins in late August into early September. In order to maintain the highest level of quality and yield, a portion of the facilities are planted with a second crop (interplant) alongside the original crop in January. In March, the second crop begins to harvest fruit and the original crop is removed. The Company also staggers its fall planting cycle to manage its production volumes to ensure it has local Texas crop for some of its core customers.

The Permian Basin facility, using GATES® technology, started harvesting in mid-February 2012. The facility changes plants in smaller areas throughout the year to ensure product volumes year-round. Due to the southern latitude, the light levels are sufficient to grow through the winter months and due to the enclosed growing climate and the technology of the GATES® greenhouse, the extreme heat of the Texas summers typically has less of an impact on the produce than it does on the Company’s other Texas facilities, which are vented to the outside environment. As such, the facility can produce premium quality tomatoes and cucumbers year-round.

Marketing

The Company is a leading marketer of premium-quality, value-added, branded greenhouse-grown produce in North America, and is a significant producer of tomatoes on-the-vine, beefsteak, cocktail, grape, cherry tomatoes, roma, Mini San Marzano (a tomato variety for which the Company currently has an exclusive agreement with the seed provider to be the sole grower in North America), other speciality tomatoes under exclusive agreements and long English cucumbers at its facilities. The Company also distributes and markets premium tomatoes, bell peppers and cucumbers in the United States and Canada produced by other greenhouse growers located in Canada and Mexico. The Company maintains high standards of food safety and requires the same of its contract growers, while providing on-time, effective and efficient distribution.

The Company strives to continually exceed the expectations of its customers by consistently providing superior product, including adding new product varieties and packaging innovations.

The Company has distribution capabilities that it believes exceed those of most of its competitors in the North American greenhouse vegetable industry. With leased distribution centres in Texas and British Columbia, the Company provides its customers with flexibility in purchasing. For the year ended December 31, 2016, the Company had an on-time delivery record of approximately 98.8%, while maintaining competitive freight rates that management of the Company believes to be among the best in the industry.

The Company’s marketing strategy is to strategically position the Company to be the supplier of choice for retailers offering greenhouse produce by focusing on the following:

•	Year-Round Supplier. Year-round production capability of the Company enhances customer relationships, resulting in more consistent pricing.

•

Quality and Food Safety. Sales are made directly to retailers which ensure control of the product from seed to customer and results in higher levels of food safety, shelf life and quality control. Food safety is an integral part of the Company’s operations, and management believes that it has led, and currently leads, the industry in adopting Good Agricultural Practices. This program is modeled after the U.S. Food and Drug Administration’s Good Manufacturing Practices using the Primus Labs® format and third party auditors. All of the Company’s packing facilities undergo comprehensive food safety audits by Primus Labs®.

•

Quality Packaging and Presentation. Product is selected at a uniform size and picked at the same stage of vine ripeness. The packaging for the product is “display ready”, ensuring retail customers have a full view of the product on the supermarket shelf.

•

Exclusive Varieties. The Company expands its product profile, to create and drive exclusive varietal relationships in North America that enable the Company to present consumers with an enhanced eating experience with the Village Farms brand.

•

Direct Sale to Retail Customers. Greenhouse produce (produce grown by the Company plus supply partner produce) is sold directly to supermarket chains, including, Associated Wholesale Grocers, BJ’s Wholesale Club Inc., Costco Wholesale, Fairway bakery LLC, Fred Meyer, Fresh Thyme Farmers Markets, The Fresh Market, Inc., Giant Eagle, Harris Teeter Supermarkets, Inc., HEB Grocery Company, The Kroger Co., Loblaw Companies Limited, Publix Super Markets, Inc., Roundy’s Supermarkets, Inc., Safeway Inc., Sobeys Inc., Sam’s Club, Trader Joe’s, United Supermarkets, Unified Western Grocers, Wakefern Food Corp., Wal-Mart Stores, Inc., Whole Foods Market and Winco Foods LLC.

•

Excellence in Customer Service and Logistics. Logistics and distribution capability are key factors in ensuring fresh high quality product meets consumer demands. Management of the Company believes it has a competitive advantage through its logistics and distribution networks, which includes strategically located distribution centres.

Results of Operations

Consolidated Financial Performance

(In thousands of U.S. dollars, except per Share amounts)

	For the three months ended December 31,
	2016	2015
Sales	$37,308	$35,121
Cost of sales	(31,891)	(29,885)
Selling, general and administrative expenses	3,894	3,377
Change in biological asset (1)	(157)	741
Income from operations	1,366	2,600
Interest expense, net	610	540
Other (expense) income	(16)	(354)
Expense (recovery) of income taxes	287	(780)
Net income	453	2,486
EBITDA (2)	3,501	3,962
Income per share/ basic and diluted	$0.01	$0.06

(1)

Biological assets consist of the Company’s produce on the vines at the period end. Details of the changes are described in note 7 of the Company’s condensed consolidated interim financial statements for the year ended December 31, 2016.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company.

Results of Operations for the Three Months Ended December 31, 2016 compared to the Three Months Ended December 31, 2015

Sales

Sales for the three months ended December 31, 2016 increased by $2,187, or 6%, to $37,308 from $35,121 for the three months ended December 31, 2015. The increase in sales is primarily due to a 32% increase in supply partner revenue resulting from a 44% increase in supply partner volume. The increase in supply partner volume is due to the grower agreement with Great Northern Hydroponics’ that took effect in the fall of 2015. The Company’s tomato production decreased by (5%) and the Company’s cucumber pieces sold increased by 15% in the three months ended December 31, 2016 versus the same period in 2015. The Company’s tomato production decrease was due to crop issues at the Canadian facilities. The increase in cucumber pieces sold is a reflection of the continued improvements in growing techniques and climate control at the Company’s Permian Basin facility.

The average selling price for tomatoes was flat for the three months ended December 31, 2016 versus the three months ended December 31, 2015; while prices for most of the tomato varieties were lower, this was offset by increased volumes of higher priced specialty crops. Cucumber pricing decreased by (2%) and pepper pricing decreased by (24%) in the fourth quarter of 2016 versus the comparable quarter in 2015.

Cost of Sales

Cost of sales for the three months ended December 31, 2016 increased by $2,006, or 7%, to $31,891 from $29,885 for the three months ended December 31, 2015. The increase is due to a 44% increase in supply partner product volume versus the same period in 2015. The cost for the Company’s facilities during the quarter was flat versus the same quarter in 2015.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended December 31, 2016 increased $517, or 15%, to $3,894 from $3,377 for the three months ended December 31, 2015. The increase is primarily the result of an increase in sales and marketing personnel and marketing expenses.

Change in Biological Asset

The net change in fair value of the biological asset for the three months ended December 31, 2016 decreased by ($898) to a loss of ($157) from $741 for the three months ended December 31, 2015. The decrease is primarily due to lower selling prices in January 2017 versus the same period in 2016 and lower production in January 2017 versus the same period in 2016, due to recurring crop cycle changes at the Company’s year round Permian Basin facility. The fair value of the biological asset at December 31, 2016 is $4,446 and was $6,079 at December 31, 2015.

Income from Operations

Income from operations for the three months ended December 31, 2016 is $1,366, which was a decrease of ($1,234) from $2,600 for the three months ended December 31, 2015. The decrease in operating results is due to the change in fair value of the biological asset and higher selling and marketing costs in the fourth quarter of 2016 versus the fourth quarter of 2015.

Interest Expense, net

Interest expense, net, for the three months ended December 31, 2016 increased by $70, to $610 from $540 for the three months ended December 31, 2015. The increase is due to an increase in the interest rate on the Company’s long term debt versus the prior year.

Income Taxes

Income tax expense for the three months ended December 31, 2016 was $287 compared to income tax (recovery) of ($780) for the three months ended December 31, 2015. The income tax expense in the fourth quarter of 2016 is an effective tax rate of 39% and the recovery in 2015 is mostly related to unrealized foreign exchange for the Canadian operations.

Net income

Net income for the three months ended December 31, 2016 decreased by ($2,033) to $453 from $2,486 for the three months ended December 31, 2015. The decrease was the result of a decrease in the change in fair value of the biological asset, an increase in selling, general and administrative expenses and a fourth quarter 2016 tax expense of $287 versus a fourth quarter 2015 income tax recovery of ($780).

EBITDA

EBITDA for the three months ended December 31, 2016 decreased by ($461), or (12%), to $3,501 from $3,962 for the three months ended December 31, 2015, principally as a result of lower yields resulting from crop issues and an increase in sales and marketing costs. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Income to EBITDA.”

Annual Consolidated Financial Performance

(in thousands, except per Share amounts)	For the year ended December 31,
	2016	2015	2014
Sales	$155,502	$141,934	$136,615
Cost of Sales	140,778	128,178	122,730
Selling, general and administrative	13,720	12,046	13,381
Change in biological asset(1)	(1,501)	1,922	(125)
Income (loss) from operations	(497)	3,632	379
Interest expense, net	2,514	2,256	2,494
Other income (expense), net	(76)	(443)	(1,254)
(Recovery of) income taxes	(1,104)	(1,161)	(3,262)
Net (loss) income	(1,983)	2,094	(107)
EBITDA(2)	$9,385	$10,193	$8,674
(Loss) earnings per share – basic and diluted	($0.05)	$0.05	$0.00

(1)	Biological assets consist of the Company’s produce on the vines at the period end. Details of the changes are described in note 7 of the Consolidated Financial Statements.
(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company.

Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Sales

Net sales for the year ended December 31, 2016 increased $13,568, or 10%, to $155,502 compared to $141,934 for the year ended December 31, 2015. The increase in net sales is due to an increase in supply partner revenues of 57% over the comparable period in 2015. Company product revenues decreased (3%) for the year ended December 31, 2016 versus the year ended December 31, 2015 due to lower tomato pounds as a result of crop issues primarily relating to TOV and beefsteak varieties at our Canadian facilities.

The net price for all tomato pounds sold increased 2% for the year ended December 31, 2016 versus the year ended December 31, 2015, which was driven by an increase in the volume of higher priced specialty tomatoes sold. Pepper prices decreased (6%) while pepper pounds sold decreased (12%), in 2016, over the comparable period in 2015. Cucumber prices increased 1% and cucumber pieces sold increased 18% for the year ended December 31, 2016 over the comparable period in 2015. The sales of cucumber pieces increased due to a 20% increase in partner suppliers and a 16% increase from the Company’s owned facility. The increase at the Company’s owned facility is due to the impact of supplemental lights on the cucumber area during 2016.

Cost of Sales

Cost of sales for the year ended December 31, 2016 increased $12,600, or 10%, to $140,778 from $128,178 for the year ended December 31, 2015. The increase is due to the increase in supply partner cost of sales of 59% partially offset by a (4%) decrease in cost at the Company’s facilities versus the same period in 2015.

Change in fair value of biological asset, net

The net change in fair value of biological asset for the year ended December 31, 2016 decreased ($3,423) to ($1,501) from $1,922 for the year ended December 31, 2015. The decrease is due to a higher beginning value on January 1, 2016 versus the January 1, 2015 value, lower selling prices in January 2017 versus the same period in 2016 and lower production in January 2017 versus the same period in 2016, due to the cyclical nature of the Companies crop cycle at the Permian Basis facility.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2016 increased $1,674, or 14%, to $13,720 from $12,046 for the year ended December 31, 2015. The increase is due to increases in sales and marketing costs associated with the increase in supply partner revenues.

Income (Loss) from Operations

Income (Loss) from operations for the year ended December 31, 2016 is ($497), which was a decrease of ($4,129) from income from operations of $3,632 for the year ended December 31, 2015. The decrease in operating results is due to a decrease in the change in fair value of biological asset of ($3,423) and an increase in selling and marketing expenses of ($1,674).

Interest Expense, net

Interest expense, net, for the year period ended December 31, 2016 increased ($258) to $2,514 from $2,256 for the year period ended December 31, 2015. The increase is due to an increase in the interest rate on the Company’s long term debt as of May 1, 2016.

Income Taxes

Income tax (recovery) for the year period ended December 31, 2016 was ($1,104) compared to ($1,161) for the year period ended December 31, 2015. The effective tax rate is 36% for the year period ended December 31, 2016 and (124%) for the same period in 2015. For 2015 the U.S operations effective tax recovery rate was 35% and the Canadian operation had an effective tax rate of 4%, due to the change in exchange rate effective of the debt in Canada issued in U.S dollars.

Net (Loss) Income

Net (loss) income for the year period ended December 31, 2016 decreased ($4,077) to a loss of ($1,983) from income of $2,094 for the year period ended December 31, 2015. The decrease is primarily a result of a decrease in the change in biological asset and higher selling, general and administrative expenses.

EBITDA

EBITDA for the year period ended December 31, 2016 decreased ($808), or (8%), to $9,385 from $10,193 for the year period ended December 31, 2015, primarily as a result of lower margins on supply partner volumes and an increase in the selling, general and administrative expenses as compared to the same period in 2015, partially offset by improvements in the cost management at the Company’s owned assets. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Earnings to EBITDA.”

Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Sales

Sales for the year ended December 31, 2015, increased $5,319 or 4%, to $141,934 compared to $136,615 for the year ended December 31, 2014. The increase in sales is primarily due to the addition of 20 acres of greenhouse operations, (this facility did not have production until late June 2014) as well as a 10% increase in revenue at the Permian Basin facility, and an increase of 5% in contract revenue offset by a (5%) decrease in production from other of the Company’s greenhouse facilities due to increasing specialty tomato acreage, which produce lower pounds than larger tomato varieties. Supply partner tomato pounds sold increased by 17%, while supply partner pepper pounds sold decreased by (35%) due to closure of the Company’s Dominican Republic operation and cucumber pounds sold were unchanged.

The average selling price for the year ended December 31, 2015 versus the year ended December 31, 2014 for tomatoes was an increase of 12%, for peppers was a decrease of (2%) and for cucumbers was a decrease of (11%). For the year ended December 31, 2015, total tomato pounds sold decreased (4%) over the comparable period in 2014; pepper pounds sold for the year ended December 31, 2015 decreased (35%) and cucumber pieces sold for the year ended December 31, 2015 were the same as the comparable period in 2014.

Cost of Sales

Cost of sales for the year ended December 31, 2015 increased 5,448, or 4%, to $128,178 from $122,730 for the year ended December 31, 2014. The increase is primarily due to the $3,740 in added cost from the addition of a 20 acre facility that did not start production until late June 2014 and $1,337 in additional contract sales costs (due to increased volume) and $922 for VFCE costs (not part of the Company for the first six months of 2014).

Change in fair value of biological asset, net

The net change in fair value of biological asset for the year ended December 31, 2015, increased $2,047, to $1,922 from ($125) for the year ended December 31, 2014. The increase is primarily due to a higher selling price in January 2016 versus January 2015 and 5% more pounds on the vine at December 31, 2015 versus at December 31, 2014. The fair value of the biological asset at December 31, 2015 is $6,079 and was $4,698 at December 31, 2014.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2015 decreased ($1,335) or (10%) to $12,046 from $13,381 for the year ended December 31, 2014. The decrease is primarily due to reduced overhead costs, which resulted from decreases in professional fees.

Income from Operations

Income from operations for the year ended December 31, 2015 increased $3,253, to $3,632 from $379 for the year ended December 31, 2014. The increase is primarily a result of lower selling, general and administrative expenses of $1,335 and an increase in change in biological asset of $2,047. The change in the biological asset is due to a higher selling price in January 2016 versus January 2015 and 5% more pounds on the vine at December 31, 2015 versus at December 31, 2014.

Interest expense, net

Interest expense, net, for the year ended December 31, 2015 decreased ($238) to $2,256 from $2,494 for the year ended December 31, 2014. The decrease is primarily due to a decrease in the Company’s principal balance.

Other (expense) income

Other (expense) for the year ended December 31, 2015 decreased $811, to an expense of ($443) from ($1,254) for the year ended December 31, 2014. The decrease was primarily due to the 2014 expense of ($887) from the one-time derecognizing of the Company’s the thermal energy intangible asset. The asset was derecognized as a result of the Company acquiring VFCE at which time it became both the buyer and seller of the energy contract. The accounts in other (expense) income are: amortization of intangible assets, gains or loss on foreign exchange, loss on sales of assets and other income.

Income Taxes

Income taxes for the year ended December 31, 2015 was a recovery of $1,161 compared to a recovery of $3,262 for the year ended December 31, 2014. The decrease in the recovery for income taxes between the periods is due to higher income from operations in 2015 versus income from operations in 2014 due to an increase in change in fair value of biological asset and a decrease in selling, general and administrative expenses.

Net Income/ (Loss)

Net income/ (loss) for the year ended December 31, 2015 increased $2,201 to $2,094 from a loss of ($107) for the year ended December 31, 2014. The increase was the result of an increase in income from operations, a decrease in interest expense and a decrease in other expense, offset by a decrease in the income tax recovery.

EBITDA

EBITDA for the year ended December 31, 2015 increased $1,519, or 18%, to $10,193 from $8,674 for the year ended December 31, 2014, primarily as a result of a decrease in selling, general and administrative expenses. See the EBITDA calculation in “Non-IFRS Measures—Reconciliation of Net Income to EBITDA.”

Selected Statement of Financial Position Data

	As at December 31,
	2016	2015	2014
Total assets	$134,965	$130,010	$138,889
Total liabilities	$67,578	$67,079	$77,889
Shareholders’ equity	$67,387	$62,931	$61,000

Non-IFRS Measures

References in this MD&A to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized gains on the changes in the value of derivative instruments, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table is the reconciliation of net income to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended December 31,		For the year ended December 31,
	2016	2015	2016	2015	2014
Net income (loss)	$453	$2,486	($1,983)	$2,094	($107)
Add:
Amortization	1,917	2,059	8,164	8,285	7,885
Foreign currency exchange loss	31	119	86	225	142
Interest expense	610	540	2,514	2,256	2,494
Income taxes	287	(780)	(1,104)	(1,161)	(3,262)
Stock based compensation	46	39	195	176	272
Change in biological asset	157	(741)	1,501	(1,922)	125
Intangible derecognizing	—	—	—	—	887
Loss on disposal of assets	—	240	12	240	238

EBITDA	$3,501	$3,962	$9,385	$10,193	$8,674

Liquidity

Cash flows

The Company expects to provide adequate financing to maintain and improve its property, plant and equipment and to fund working capital needs for the foreseeable future from cash flows from operations, and, if needed, from additional borrowings under the Credit Facilities (as defined below) or other long-term facilities, including capital leases or subordinated debt issuances.

For the three months ended December 31, 2016, cash flows from operating activities before changes in non-cash working capital and change in biological asset totalled $3,429 (2015 – $4,555) and for the year ended December 31, 2016 was $7,598 (2015 – $10,842).

Capital expenditures totalled $708 for the three months ended December 31, 2016 (2015 – $538) and $2,193 for the year ended December 31, 2016 (2015 – $2,075).

The cash (used in) provided by financing activities for the three months ended December 31, 2016 totalled ($4,426) (2015 – ($1,587)) and for the year ended December 31, 2016 totalled ($6,059) (2015 – ($6,632)). For the three months ended December 31, 2016, the cash provided by financing activities primarily consisted of net term debt payments of ($3,797) and interest payments of ($643) (2015 –debt payments of ($1,096) and interest paid ($538)). For the year ended December 31, 2016, the cash provided by financing activities primarily consisted of operating loan borrowings of $4,000 offset by net term debt payments of ($7,718) and interest payments of ($2,351) (2015 – net debt payments of ($4,394) and interest paid ($2,265)).

Capital Resources

(in thousands of U.S. dollars unless otherwise noted)	Maximum	Outstanding December 31, 2016
Operating Loan	CA$13,000	$nil
Term Loan	$43,728	$43,728
VFCE Loan	CA$2,429	CA$2,429

The Company is party to a Term Loan financing agreement with a Canadian creditor (“FCC Loan”). This non-revolving variable rate term loan was amended in March 2016 and now has a maturity date of May 1, 2021 and a balance of $43,728 as at December 31, 2016. The outstanding balance is repayable by way of monthly installments of principal and interest based on an amortization period of 15 years, with the balance and any accrued interest to be paid in full on maturity. Monthly principal payments are $253 effective June 1, 2016. As at December 31, 2016, borrowings under the FCC Loan are subject to an interest rate of 5.38094% per annum (December 31, 2015 – 3.84125% per annum). The Company’s interest rate on the FCC Loan is determined based on the Company’s Debt to EBITDA ratio on December 31 of the prior year and the applicable LIBOR rate.

The Company is also party to a variable rate line of credit agreement with a Canadian chartered bank that has a maturity date of May 31, 2021 (the “Operating Loan” and together with the FCC Loan, the “Credit Facilities”). The Operating Loan is subject to margin requirements stipulated by the bank. As at December 31, 2016, $nil was drawn on the Operating Loan (December 31, 2015 – $nil), which is available to a maximum of CA$13,000, less outstanding letters of credit of US$333 and CA$38 (or US$29).

The Company’s subsidiary, VFCE, has a non-revolving fixed rate loan of CA$3.0 million with a maturity date of June 30, 2023, a fixed interest rate of 4.98% per annum, and monthly payments of principal and interest of CA$36. As at December 31, 2016, the outstanding balance was CA$2,429 (US$1,806) (December 31, 2015 – $1,953).

As security for the FCC Loan, the Company has provided promissory notes, a first mortgage on the greenhouse properties, and general security agreements over its assets. In addition, the Company has provided full recourse guarantees and has granted security therein. The carrying value of the assets and securities pledged as collateral as at December 31, 2016 was $130,454 (December 31, 2015 – $125,928).

As security for the Operating Loan, the Company has provided promissory notes and a first priority security interest over its accounts receivable and inventory. In addition, the Company has granted full recourse guarantees and security therefore. The carrying value of the assets pledged as collateral as at December 31, 2016 was $30,515 (December 31, 2015 – $28,309).

The borrowings are subject to certain positive and negative covenants, which include debt coverage ratios. As at December 31, 2016, the Company was in compliance with all of its covenants.

Accrued interest payable on the Credit Facilities as at December 31, 2016 was $202 (December 31, 2015 – $150) and these amounts are included in accrued liabilities in the interim statements of financial position.

Transaction costs incurred in connection with these financing activities are deferred and amortized over the terms of the related financing agreement. Total deferred financing costs, net of accumulated amortization, are netted against long-term debt on the interim statements of financial position, and total $314 as at December 31, 2016 (December 31, 2015 – $371).

Contractual Obligations and Commitments

Information regarding the Company’s contractual obligations at December 31, 2016 is set forth in the table below:

(in thousands of U.S. dollars)	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt	$45,220	$3,291	$6,581	$34,928	$420
Operating leases	4,630	1,288	2,164	927	251
Capital leases	120	33	87	—	—

Total	$49,970	$4,612	$8,832	$35,855	$761

Capital Expenditures

During the three month period and year ended December 31, 2016, the Company purchased approximately $708 and $2,193, respectively, of capital assets. Capital expenditures incurred for 2016 were used for replacements or improvements to existing facilities, distribution centres or information technology systems or hardware.

Management continues to review new capital expenditures to support its strategic plan of achieving cost efficiencies through increased productivity. Management may elect, where appropriate, to sell inefficient or non-strategic assets to produce cash to wholly or partially finance new capital expenditures. The Company will also borrow to maintain, improve and replace capital assets when the return on such investments exceeds targeted thresholds for internal rates of return. There can be no assurance, however, that sources of financing will be available, or will be available on terms favourable to the Company, or that these strategic initiatives will achieve adequate cost reduction in actual implementation or in light of the competitive pressures on the cost of raw materials and other factors of production. Management believes that its recurring capital expenditures will be funded and supported from its ongoing operations.

During the three month period and year ended December 31, 2016, the Company incurred $620 and $2,480, respectively, in costs to maintain its capital assets. These expenses are classified as repair and maintenance and are included in cost of sales. Management forecasts approximately $2,500 of annual costs to maintain the Company’s capital assets.

Summary of Quarterly Results

For the three months ended:

(in thousands of U.S. Dollars, except per share amounts)	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015
Sales	$37,308	$42,045	$44,441	$31,708	$35,121	$37,855	$41,211	$27,747
Net income (loss)	$453	($1,425)	($770)	($241)	$2,486	($318)	$854	($928)
Basic earnings (loss) per share	$0.01	($0.04)	($0.02)	($0.01)	$0.06	($0.01)	$0.02	($0.02)
Diluted earnings (loss) per share	$0.01	($0.04)	($0.02)	($0.01)	$0.06	($0.01)	$0.02	($0.02)

The Company’s Canadian operations peak production period is in the summer months, with no production during the winter season. As a result, prices for products from the Company’s Canadian operations have historically followed a seasonal trend of higher prices at the start and end of its crop year, with lower prices in the summer months when the supply of product is greatest. Conversely, the Company’s U.S. operations winter production allows it to realize higher prices during the October through March period, due to the reduced supply of greenhouse produce in North America during the winter months. The complementary nature of the growing seasons of the Company’s Canadian and U.S. operations allows the Company to maintain and service its core retail accounts year round.

Financial Instruments and Risk Management

Risk Management

The Company is exposed to the following risks as a result of holding financial instruments: market risk, credit risk, interest rate risk, foreign exchange risk and liquidity risk. The following is a description of these risks and how they are managed by the Company.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market place.

Credit Risk

Credit risk is the risk that the Company will incur a loss due to the failure by its customers or other parties to meet their contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s trade receivables had three customers that represented more than 10% of the balance of trade receivables, representing 12.0%, 11.8%, and 10.1% of the balance of trade receivables as at December 31, 2016 (2015 – two customers represented 15.0% and 10.2%). The Company believes that its trade receivables risk is limited due to the high credit quality of its customers and the protection afforded to the Company by the Perishable Agricultural Commodities Act (the “PACA”) for its sales in the United States, which represent approximately 85% of the Company’s annual sales. The PACA protection gives a claim filed under the PACA first lien on all PACA assets (which include cash and trade receivables). The PACA fosters trading practices in the marketing of fresh and frozen fruits and vegetables in interstate and foreign commerce. It prohibits unfair and fraudulent practices and provides a means of enforcing contracts. Historical write-offs have represented less than one-half of 1% of sales. The maximum amount of credit risk exposure is limited to the carrying amount of the balances on the consolidated financial statements.

Trade receivables for each customer were evaluated for collectability and an allowance for doubtful accounts has been estimated. At December 31, 2016, the allowance for doubtful accounts balance was $50 (2015 – $50). The Company has not recorded bad debt expense during the year ended December 31, 2016 (2015 – $nil).

At December 31, 2016, 87.4% (2015 – 92.5%) of trade receivables were outstanding less than 30 days, 9.5% (2015 – 6.8%) were outstanding for between 30 and 90 days and the remaining 3.1% (2015 – 0.7%) were outstanding for more than 90 days. Trade receivables are considered past due based on the contract terms agreed to with a customer. Aged receivables that are past due are not considered impaired unless customer specific information indicates otherwise.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has used derivative instruments to reduce market exposure to changes in interest rates. The Company has used derivative instruments only for risk management purposes and not for generating trading profits.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The following are the contractual maturities of financial liabilities as at December 31, 2016:

(in thousands of U.S. dollars) Financial liabilities	Contractual cash flows	0 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$16,297	$16,297	$—	$—
Bank debt	45,220	3,291	3,284	38,645

	$61,517	$19,588	$3,284	$38,645

It is the Company’s intention to meet these obligations through the collection of current accounts receivable and cash. The Company has available lines of credit of up to CA$13,000 (as at December 31, 2016, $nil was outstanding and US$333 and CA$38 was utilized in the form of outstanding letters of credit). If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing.

Under the terms of the Credit Facilities, the Company is subject to a number of covenants, including debt service covenants. These covenants could reduce the Company’s flexibility in conducting the Company’s operations by limiting the Company’s ability to borrow money and may create a risk of default on the Company’s debt (including by a cross-default to other credit agreements) if the Company cannot satisfy or continue to satisfy these covenants. In the event that the Company cannot comply with a debt covenant, or anticipates that it will be unable to comply with a debt covenant in the future, management may seek a waiver and/or amendment from the applicable lenders in respect of any such covenant in order to avoid any breach or default that might otherwise result there from. If the Company defaults under any of the Credit Facilities and the default is not waived by the applicable lenders, the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. The Company cannot give any assurance that (i) its lenders will continue to agree to any covenant amendments or waive any covenant breaches or defaults that may occur under the applicable debt instruments, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by the Company under its existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of its common shares. See also “Risk Factors—Dependence Upon Credit Facilities” in the Company’s current Annual Information Form.

Environmental, Health and Safety Risk

The Company’s operations are subject to national, regional and local environmental, health and safety laws and regulations governing, among other things, discharge to air, land and water, the handling and storage of fresh produce, waste disposal, the protection of employee health, safety and the environment. The Company’s greenhouse facilities could experience incidents, malfunctions or other unplanned events that could result in discharges in excess of permitted levels resulting in personal injury, fines, penalties or other sanctions and property damage. The Company must maintain a number of environmental and other permits from various governmental authorities in order to operate. Failure to maintain compliance with these requirements could result in operational interruptions, fines or penalties, or the need to install potentially costly pollution control technology. Compliance with current and future environmental laws and regulations, which are likely to become more stringent over time, including those governing greenhouse gas emissions, may impose additional capital costs and financial expenditures, which could adversely affect the Company’s operational results and profitability.

The Company is committed to protecting the health and safety of employees and the general public, and to sound environmental stewardship. The Company believes that prevention of incidents and injuries, and protection of the environment, benefits everyone and delivers increased value to its shareholders, customers and employees. The Company has health and safety and environmental management and systems and has established policies, programs and practices for conducting safe and environmentally sound operations. Regular reviews and audits are conducted to assess compliance with legislation and Company policy.

Outlook

Overview

The forward-looking statements contained in this section and elsewhere in this MD&A are not historical facts, but rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements. See the “Forward-Looking Statements” section of this MD&A.

Management is committed to employing its strategies with the goal of continuously delivering value to its shareholders. Management’s objective is continuous improvement, which equates to, among other things, improvements to income from operations. For the year ended December 31, 2016, management did not achieve this objective due to challenges with the increase in the volume of supply partner speciality tomato varieties for which it was unable to place at retail at full retail prices, as well as crop issues at its Canadian facilities, which adversely impacted the Company’s total available pounds; particularly on the TOV and beefsteak varieties. With the new supply partner volume and having a full year to market the incremental volume, the Company has started to increase its market share in the US and Eastern Canada and expects improved performance in 2017.

Management is continually focused on increasing the Company’s production volume and improving its cost efficiencies at its Permian Basin facility. The facility’s sixth tomato crop is performing well and the fifth crop was the most successful to date. The Company believes its cucumber crop at this facility may be the most productive, as measured by pieces per square metre, in the world. The Company continues to see improvements in costs and production on a year over year basis.

In addition to the Company’s continual focus on increasing its revenues and profits on its core crops – tomatoes, cucumbers and peppers – the Company is actively exploring whether to produce certain higher margin alternative crops. Management believes that if it commences growing or marketing such alternative crops, it will likely improve profit margins. There can be no assurance, however, that the Company will ultimately grow or market such alternative crops or that such crops will improve its profit margins.

Growth expenditures

The Company expects to spend between $2,500 to $3,000 on capital expenditures in 2017. These expenditures are to repair and enhance existing growing and packhouse systems in response to obsolesce or to improve operational efficiencies.

Guidance

As at May 10, 2016, the Company indicated that it expected to achieve a 15% growth in both revenue and EBITDA during 2016.

Revenues for the year end December 31, 2016 increased 10% over the prior year. The shortfall of (5%), or ($7,722), against the previously issued guidance was due to a decrease in the selling price for the Company’s TOV and beefsteak varieties in 2016 versus 2015, a shortfall in the expected supply partner revenues related to lower than expected volumes and crop issues primarily relating to the TOV and beefsteak varieties at our Canadian facilities.

EDITDA for the year end December 31, 2016 decreased (8%) over the prior year. The variation of ($2,336) against the previously issued guidance was primarily due to a decrease in the selling price for the Company’s TOV and beefsteak varieties as compared to the year ended December 31, 2015. If average prices for TOV and beefsteak had been equal in 2016 to 2015 prices; EDITDA in 2016 would have increased by $3,496.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information to be disclosed by the Company is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosures. The Chief Executive Officer and Chief Financial Officer have concluded, as of the end of the period covered by the interim and year end filings, that the Company’s disclosure controls and procedures are appropriately designed and operating effectively to provide reasonable assurance that material information relating to the issuer is made known to them by others within the Corporation.

Internal Control over Financial Reporting

NI 52-109 also requires CEOs and CFOs to certify, among other things, that they are responsible for establishing and maintaining internal controls over financial reporting for the issuer, that those internal controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS, and that the issuer has disclosed any changes to its internal controls during its most recent period that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

For the year ended December 31, 2016, the Company’s management evaluated the effectiveness of the Company’s internal control over financial reporting, as defined under rules adopted by the CSA. This evaluation was performed under the supervision of, and with the participation of, the Company’s CEO and CFO.

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, internal control over financial reporting can provide only reasonable, not absolute, assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

Based on this evaluation, the Company’s CEO and CFO have concluded that, subject to the inherent limitations noted above, the Company’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2016 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting

Risks and Uncertainties

The Company is subject to various risks and uncertainties which are summarized below, as well as those discussed in this MD&A. Additional details are contained in the Company’s current Annual Information Form dated March 31, 2017 filed on SEDAR, which can be accessed electronically at www.sedar.com.

Risks Relating to the Company

•	Product Pricing

•	Maintain Profitability

•	Risks Inherent in the Agricultural Business

•	Natural Catastrophes

•	Retail Consolidation

•	Covenant Risk

•	Dependence Upon Credit Facilities

•	Competition

•	Transportation Disruptions

•	Labour Availability

•	Governmental Regulations

•	Product Liability

•	Key Executives

•	Uninsured and Underinsured Losses

•	Cyber Security

•	Vulnerability to Rising Energy Cost

•	Risks of Regulatory Change

•	Environmental, Health and Safety Risk

•	Foreign Exchange Exposure

•	Risks Associated with Cross Border Trade

•	Technological Advances

•	Accounting Estimates

•	Growth

Risks Related to Tax

•	Potential U.S. Permanent Establishment of VF Canada GP, VFCLP and VFF

•	Advances by VF Operations Canada Inc. to U.S. Holdings

•	Transfer Pricing

•	U.S. Real Property Holding Corporation

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates

Accounts Receivable

Accounts receivable are measured at amortized cost and due within contractual payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Credit is extended based on an evaluation of a customer’s financial condition. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history and the customer’s current ability to pay its obligation to the Company. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the bad debt expense.

Inventories

Inventories of Company-grown produce consist of raw materials, labour and overhead costs incurred less costs charged to cost of sales throughout the various crop cycles, which end at various times throughout the year and exclude biological assets (see below). Cost of sales is based upon incurred and estimated costs to be incurred from each crop allocated to both actual and estimated future yields over each crop cycle. The cost of produce inventory purchased from third parties is valued at the lower of cost or net realizable value.

Biological Assets

Biological assets consist of the Company’s produce on the vines at the period end. The produce on the vine is measured at fair value less costs to sell and complete, with any change therein recognized in profit or loss. Costs to sell include all costs that would be necessary to sell and complete the assets, including finishing and transportation costs.

Income Taxes

The Company utilizes the assets and liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying value amount and the tax basis of assets and liabilities. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to the Company’s tax assets and tax liabilities.

Future income tax assets are recognized to the extent that realization is considered more likely than not. The Company considers past results, current trends and outlooks for future years in assessing realization of income tax assets.

Impairment of Financial and Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The Company estimates the recoverable amounts of the cash-generating unit (“CGU”) to which the asset belongs.

Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified. Identifiable cash flows are largely independent of the cash flows of other assets and liabilities. This was determined to be the Canadian and U.S. operations.

Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in the statement of income.

Due to the above-noted considerations, which are based on the Company’s best available information, the Company has not recorded any impairment charge on its non-financial assets in the year ended December 31, 2016.

Property, Plant and Equipment – Useful Lives

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s property, plant and equipment in the future.

Land Revaluation

Management concluded that given significant changes in the fair market value of the Company’s land assets, the revaluation method of accounting for land used in production is a more appropriate accounting policy than historical cost. IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, allows for prospective application of this policy change and therefore the policy change has been applied to year ended December 31, 2016.

Accounting Standards Issued and Not Applied

The IASB periodically issues new standards and amendments or interpretations to existing standards. The new pronouncements listed below are those policy changes that management considers relevant to the Company now or in the future. This is not intended to be a complete list of new pronouncements made during the year.

IFRS 9, Financial Instruments, addresses classification and measurement of financial assets and financial liabilities, and replaces the multiple category and measurement models in IAS 39, Financial Instruments-Recognition and Measurement. The new Standard limits the number of categories for classification of financial assets to two: amortized cost and fair value through profit or loss. The requirements for financial liabilities are largely in line with IAS 39.

IFRS 9 also replaces the models for measuring equity instruments. Equity instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The ability to recognize unquoted equity instruments at cost under IAS 39 is eliminated. The required adoption date for IFRS 9 has been extended to annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 9 is not expected to have a material impact on amounts recorded on the consolidated financial statements of the Company.

IFRS 15, Revenue from Contracts with Customers, replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and the related Interpretations on revenue recognition. IFRS 15, issued in May 2014, establishes the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts, and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently evaluating the impact of IFRS 15.

IFRS 16, Leases, issued in January 2016, replaces IAS 17, Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, ie the customer (lessee) and the supplier (lessor). IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted only if the company also applies IFRS 15. Management has completed an analysis and is evaluating the impact of IFRS 16.

The IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 41, Agriculture, in June 2014 with the publication of Agriculture: Bearer Plants. The amendments change the financial reporting for bearer plants, which are used solely to grow produce, into the scope of IAS 16 so that they are accounted for in the same way as property, plant, and equipment. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company adopted these amendments effective January 1, 2016, and management has determined that these Amendments did not have an impact to the Company.

Further details of new accounting standards and potential impact on the Company can be found in the Company’s Consolidated Financial Statements for the year ended December 31, 2016.

Related Party Transactions

As at December 31, 2016, included in other assets is a $101 promissory note from an employee of the Company in connection with a relocation agreement. The Company has no other commitments as a result of related party transactions during the year.

Outstanding Share Data

The beneficial interests in the Company are currently divided into interests of three classes, described and designated as “Common Shares”, “Special Shares” and “Preferred Shares”, respectively. An unlimited number of Common Shares, Special Shares and Preferred Shares are issuable pursuant to VFF’s constating documents.

As of the date hereof, VFF has outstanding: (i) 38,882,945 Common Shares carrying the right to one vote at a meeting of voting shareholders of VFF; (ii) nil (0) Special Shares; and (iii) nil (0) Preferred Shares.

For further details on the structure of the Company or the rights attached to each of the above-mentioned securities, please refer to the Company’s current Annual Information Form dated March 31, 2017 which is available electronically at www.sedar.com.

Forward-Looking Statements

This MD&A contains certain “forward-looking statements”. These statements, including those set out under “Outlook”, relate to future events or future performance and reflect the Company’s expectations regarding its growth, results of operations, performance, business prospects, opportunities, industry performance and trends, and capital availability, including the Company’s expectations for 2016 and 2017 performance. These forward-looking statements reflect the Company’s current internal projections, expectations or beliefs and are based on information currently available to the Company. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements, including product pricing trends and the Company’s continued compliance with the terms of its Credit Facilities. In evaluating these statements, you should specifically consider various factors, including, but not limited to, such risks and uncertainties as availability of resource, competitive pressures and changes in market activity, risks associated with U.S. and international sales and foreign exchange, regulatory requirements and all of the other matters discussed under “Risk Factors” and elsewhere in this MD&A. Actual results may differ materially from any forward-looking statement. Although the Company believes that the forward-looking statements contained in this MD&A are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and other than as specifically required by applicable law, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Public Securities Filings

You may access other information about the Company, including its current Annual Information Form and other disclosure documents, reports, statements or other information that it files with the Canadian securities regulatory authorities, through SEDAR at www.sedar.com.